





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Energy Advisors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7515 Greenville Avenue, STE 905
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Mitchell 469-916-7484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*







OATH OR AFFIRMATION

I, Mike Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Energy Advisors, LLC., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ANGELA ANN GREEN
Notary Public, State of Texas
Comm. Expires 08-22-2023
Notary ID 128714104

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mitchell Energy Advisors, LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2020

TABLE OF CONTENTS



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of
Mitchell Energy Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mitchell Energy Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations and member's capital and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA
GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Supplemental Information

The supplementary information contained in Supplemental Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

Certified Public Accountants
March 1, 2021

We have served as the Company's auditor since 2005.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Current assets:

Cash	$	92,267
Total current assets		92,267

Furniture, fixtures and equipment, at cost:

Furniture and fixtures		133,908
Equipment		72,464
Right of Use Asset		51,781
Less accumulated depreciation		(206,372)
Total furniture, fixtures and equipment, net		51,781
Total assets	$	144,048

Liabilities and Member's Capital

Current liabilities:

Accounts payable	$	217
Lease liability		51,781
Total current liabilities		51,998
Total Liabilities		51,998

Commitments and contingencies (Note 2)

Member's capital		92,050
Total liabilities and member's capital	$	144,048

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Advisors fees	$	603,800
Reimbursed expenses		210
		604,010
Costs and expenses:		
Travel and entertainment		127,898
Salaries and benefits		321,689
General and administrative		78,619
Legal and professional fees		38,292
Rent expense		92,522
Property tax expense		217
Total costs and expenses		659,237
Net operating loss		(55,227)
Other income (expense):		
PPP loan forgiveness		50,563
Other income		819
Total other income		51,382
Net loss		(3,845)
Member's capital, beginning of year		20,895
Contributions from member		75,000
Member's capital, end of year	$	92,050

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net loss	$	(3,845)
Adjustments to reconcile net loss		
to net cash used in operations:		
PPP loan forgiveness		(50,563)
Amortization of lease liability		(3,878)
Changes in Operating Assets and Liabilities		
Accounts payable		(3,847)
Net cash provided by Operating Activities		(62,133)
INVESTING ACTIVITIES		
Net cash provided by Investing Activities		-
FINANCING ACTIVITIES		
PPP loan		50,563
Contribution from member		75,000
Net cash provided by Financing Activities		125,563
Net cash increase		63,430
Cash at beginning of year		28,837
Cash at end of year	$	92,267

NON-CASH INVESTING AND FINANCING

The accompanying notes are an integral part of the financial statements.

5

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Mitchell Energy Advisors, LLC (the Company) is a limited liability company organized in the State of Texas, on March 5, 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the private placement of debt and equity securities, principally in the oil and gas industry, as well as providing advisory services for mergers and acquisitions and corporate finance.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits in a financial institution. At December 31, 2020, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2020, the Company's cash was not in excess of federally insured limits.

Accounts Receivable

Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2020, there was no allowance for doubtful accounts.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes.

Revenue recognition

On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Client concentrations

For the year ended December 31, 2020, three clients represented 38%, 30%, and 12% of the Company's total revenues.

Fair value of financial instruments

In accordance with the reporting requirements of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2020, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2020.

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Recent accounting pronouncements

During the year ended December 31, 2020 and through March 1, 2021, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2020, up until the issuance of the financial statements, which occurred on March 1, 2021.

2.   COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company leases its office space under the terms of an operating lease, which expires on August 31, 2021. For the year ended December 31, 2020, rent expense totaled $92,522 and included maintenance, and other costs as required by the Company's lease.

Year ending December 31,	Amount
2021	51,781
Total	$ 51,781

In preparing the financial statements, the Company's management has reviewed its contractual obligations, as they relate to the Company's continued operations, and is not aware of any commitment, contingency or guarantee nor any claim to which the Company is subject to that could result in a material loss or future obligation to the Company.

3.   INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Parent's income tax rate. Similarly, the financial statements do not include a provision for Texas franchise taxes because they are included in the Parent's Texas franchise tax return.

4.   RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2020, there were no related party transactions.

5.   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company was in compliance with $217 of aggregate indebtedness and net capital of $92,050.

6.   RULE 15c3-3 EXEMPTION:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

7. NOTE Payable

On April 27, 2020, the Company entered into a promissory note ("PPP Loan") with a principal balance of $50,563 with Texas Capital Bank, N.A. pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relieve and Economic Security Act (The "CARES Act"). The PPP Loan has a maturity date of April 27, 2022 with an annual interest rate of 1% and can be forgiven without interest if the loan is paid within the first ten months of receiving the loan. Under the CARES Act, loan forgiveness is available based on the Company's expenditures for qualified expenses during a 24-week period beginning with the loan approval. The Company's loan was forgiven on October 9, 2020. At December 31,2020, the Company had no PPP loan balance.

On February 22, 2021, the Company entered into a promissory note ("PPP Loan") with a principal balance of $48,000 with Texas Capital Bank, N.A. pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relieve and Economic Security Act (The "CARES Act"). The PPP Loan has a maturity date of February 22, 2026 with an annual interest rate of 1% and can be forgiven without interest if the loan is paid within the first ten months of receiving the loan. Under the CARES Act, loan forgiveness is available based on the Company's expenditures for qualified expenses during a 24-week period beginning with the loan approval.

MITCHELL ENERGY ADVISORS, LLC
SCHEDULE I
DECEMBER 31, 2020

Net capital requirement, the greater of:		$	5,000
1/15% of aggregate indebtedness	$ -		
Minimum dollar requirement	5,000		
Net capital			92,050
Excess net capital		$	87,050
Aggregate indebtedness			217
Ratio of aggregate indebtedness to net capital			0.24%
120% of required net capital			6,000
Net capital in excess of 120% of required net capital		$	86,050
Total assets		$	144,048
Less: total liabilities			51,998
Net worth			92,050
Deductions from and/or charges to net worth			
Total non-allowable assets	$ -		
Other deductions or charges	-		
Excess Fidelity Bond Deductible	-		
Total deductions from net worth			-
Net capital before haircuts on securities positions			92,050
Haircuts on certificates of deposit and commercial paper	-		
Other securities	-		
Other positions	-		
Total haircuts of securities			-
Net capital		$	92,050

There are no material differences between the amounts presented above and the amounts reported on the Company’s FOCUS report as of December 31, 2020.


Report of Independent Registered Public Accounting Firm

To the Member of
Mitchell Energy Advisors, LLC
Dallas, Texas

We have reviewed management's statements, included in the accompanying Mitchell Energy Advisors, LLC Exemption Report, in which (1) Mitchell Energy Advisors, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3 and (2) Mitchell Energy Advisors, LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Mitchell Energy Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mitchell Energy Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company L.L.P

Certified Public Accountants
March 1, 2021

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Mitchell Energy Advisors, LLC.

7515 Greenville Avenue, Suite 905 / Dallas, TX 75231

469-916-7484

Mitchell Energy Advisors, LLC. Assertions

Mitchell Energy Advisors, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mitchell Energy Advisors, LLC.

I, Mike Mitchell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Mike Mitchell, Chief Financial Officer

January 24, 2021